Attachment

77C0: Matters submitted to a vote of security holders

The annual meeting of shareholders of the Fund was held on April 15, 2015. The following is a summary of the proposals submitted to shareholders for vote at the meeting and votes cast.

Proposal

Votes for

Votes against

Votes abstained
Preferred Shares
Election of Adam D. Portnoy as trustee until the 2018 annual meeting

566

--

--
Common and Preferred Shares



Election of Jeffrey P. Somers as trustee until the
2018 annual meeting
5,631,101.585
265,711.753
13,246.655

In addition to the two trustees who were elected at the annual meeting, as noted above, the following other trustees continued in office after the Fund's annual meeting: Barry M. Portnoy, John L. Harrington and
Arthur G. Koumantzelis.